

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

John Chen
Executive Chairman
FGI Industries Ltd.
906 Murray Road
East Hanover, NJ 07869

> **Re: FGI Industries Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 30, 2024**
> **File No. 333-278585**

Dear John Chen:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024 letter.

Amendment No. 1 to Form S-3 filed May 30, 2024

PLAN OF DISTRIBUTION, page 35

1.   We note your disclosure on page 35 that the selling shareholder may from time to time sell all or a portion of the ordinary shares beneficially owned by them and offered directly or through one or more underwriters, broker-dealers, or agents. We also note references throughout this section of disclosing sales by underwriters and underwriting terms in prospectus supplements and/or other offering material. Please confirm your understanding that the retention by the selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jonathan R. Zimmerman